November 24, 2017

Confidential treatment has been requested by Semiconductor Manufacturing International Corporation pursuant to rule 83 (17 C.F.R 200.83) for portions of this letter.  This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance, with asterisks denoting such omissions.

REDACTED LETTER

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

cc:	Amanda Ravitz
Assistant Director

Re:	Semiconductor Manufacturing International Corporation
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 27, 2017
File No. 1-31994

Ladies and Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company” or “We”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 6, 2017 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and filed with the Commission on April 27, 2017. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with our response.  The numbered paragraph below corresponds to the numbered paragraph of the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2016

Risk Factors, page 17

We are subject to risks associated with our international operations, page 23

1.                                     Recent news articles report that Huawei Technologies and Huawei’s subsidiary HiSilicon are customers that incorporate your technology into their products, and that Huawei has received large shipments of your technology. Huawei reportedly sells its products in Syria and Sudan, which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

RESPONSE: In response to the Staff’s comment, we respectfully submit to you that, to our knowledge, we have never had nor plan to have any contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements. In fact, the Company has always had a policy of not doing any business, either directly or indirectly, with any U.S. embargoed country, which includes both Syria and Sudan (the “Policy”). The Policy is backed up by a comprehensive compliance program that has been reviewed and validated by the U.S. Department of Commerce, Bureau of Industry and Security (the “BIS”) on numerous occasions as part of the review process for multiple individual and special comprehensive export licenses, as well as the Validated End-User (the “VEU”) program.

According to the requirements of this compliance program, the Company screens all customers and transactions to determine if it would involve any embargoed countries or any other prohibited or restricted end-uses or end-users.  If any red flag is discovered with regard to a customer or transaction, then that customer and/or transaction will be denied unless the red flag has been cleared.  In addition, the Company expressly requires that all our customers provide a legally binding assurance document stating that they will not use the Company’s products or incorporate the Company’s products in any product for any end-users or end-uses in any U.S. embargoed country.

2.                                     Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE: In response to the Staff’s comment, we respectfully submit to you that, in addition to what has been provided in the response to the first comment above, we would reiterate that the Company’s policy against providing products, directly or indirectly, to any U.S. embargoed country or to any U.S. Government prohibited or restricted end-use or end-user was essential to the Company being authorized as a VEU by the U.S. Government. Furthermore, we point out that under the VEU program, the Company was required to provide ongoing evidence that it was meeting these commitments through the provision of annual reports to BIS and allowing BIS to carry out audits at the Company upon request.  At no time did BIS raise any questions about the effectiveness of the Company’s compliance program or raise any concerns that the Company was directly or indirectly providing any products to a U.S. embargoed country. We believe this demonstrates verifiable evidence of the Company’s commitment not to providing, directly or indirectly, any products to U.S. embargoed country.

3.                                     Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

RESPONSE: In response to the Staff’s comment, we respectfully direct your attention to our response to the first comment and the second comment above.

4.                                     On page F-35, you disclose that you have four customers which each accounted for 10% or more of net revenue and gross accounts receivable in 2016. Please tell us whether Huawei Technologies or a Huawei affiliate is one of those customers.

RESPONSE: [******].

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your questions or comments regarding the Company’s responses to the undersigned at Yonggang_Gao@smics.com or via facsimile at (+852) 2537 8206.

Please also feel free to contact our legal counsel, James Chang, at james.chang@dlapiper.com/ +86 10 8520 0608 or via facsimile at +86 10 8520 0700, or Christina Loh, at Christina.Loh@dlapiper.com/ +852 2103 0783 or via facsimile at +852 2810 1345.  Thank you for your assistance.

Very truly yours,

/s/ Gao Yonggang
Gao Yonggang
Chief Financial Officer

Semiconductor Manufacturing International Corporation

cc:                              Wei Liu

James Chang
Christina Loh
DLA Piper